Code of Business Conduct

Our Commitment to Working by the Highest Standards of Integrity

Gap Inc.

CODE OF BUSINESS CONDUCT

Gap Inc. was founded in 1969 on the principle of conducting business in a responsible, honest and ethical manner. Today, Gap Inc. remains committed to meeting the highest standards of business conduct. Nothing less will do.

We make this commitment to our shareholders, customers, neighbors and each other not only out of legal obligation, but because it’s the right thing to do. Gap Inc.’s success depends on a reputation for integrity and quality in everything we do.

We all make an important contribution to the Company’s reputation. As we look to the future, each of us is responsible for helping ensure that we continue to meet the standards that have made Gap Inc. a leader.

Paul S. Pressler President and Chief Executive Officer Gap Inc.	Anne B. Gust Chief Compliance Officer and Executive Vice President Gap Inc.

TABLE OF CONTENTS

About the Code of Business Conduct
Purpose	2
Your Responsibilities	2
Applicable Laws	2
Obtaining Additional Information	3
Reporting Code Violations	3
No Retaliation	3
Policy Changes	3
Waivers	3

Conflicts of Interest
General	4
Gifts & Entertainment	4
Doing Business with Spouses, Relatives or Friends	5
Fraternization	6
Outside Employment	6
Outside Service as a Director or Officer	6

Legal Compliance
Zero Means Zero: No Discrimination or Harassment	6
Complaint Procedures	7
Accommodations for Disabilities	7
Workplace Violence	7
Work Schedules and Time Records	7
Alcohol & Drugs	8
Complaints to Government Agencies	8
Government Proceedings & Requests for Information	8
International Trade Regulations	8
Anti-boycott Policy	8
Bribes and Improper Payments	9
Antitrust Laws & Selling Practices	9
Fair Dealing	9
Product Integrity	9
Respecting Intellectual Property Rights	9
The Environment	9
Health & Safety	9

Company Information and Assets
Confidentiality	10
Confidentiality of Personal Data	10
Insider Trading	10
Media Inquiries	11
Accuracy of Company Records and Integrity in Reports & Communications	11
No Improper Influence on Audits	11
Commercial Transactions	12
Protecting the Brand	12
Company Property	12

Political Contributions and Activities
Company Contributions	13
Personal Contributions	13
Lobbying	13

CODE HOTLINE

TO REPORT SUSPECTED VIOLATIONS OF THE CODE

For callers from the U.S., Canada and Puerto Rico:

1-866-GAP-CODE (toll-free)

The Code Hotline is staffed by a live operator from an outside company, 24 hours a day, seven days a week. Calls are free, confidential and may be made anonymously. For additional information about the Code Hotline, including how to call the Code Hotline from outside the U.S., Canada or Puerto Rico, see the Corporate Compliance section at www.gapinc.com.

It is important to report all violations or suspected violations of the Code. If you suspect a violation, talk to your supervisor or refer to the Open Door Policy. If you are not comfortable using the Open Door Policy, you may email Gap Inc.’s Corporate Compliance Department at corporate_compliance@gap.com or call the Code Hotline. No retaliation policies are in place to protect individuals reporting suspected violations.

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ABOUT THE CODE OF BUSINESS CONDUCT

PURPOSE

The Code of Business Conduct (“Code”) is designed to promote a responsible and ethical work environment for all Gap Inc. employees and directors. The Code contains guidelines on proper behavior in the workplace and whom you should contact if you have specific questions or concerns. The Code applies to all Gap Inc. employees and members of the Gap Inc. board of directors.

References in the Code to Gap Inc. or the Company are generally intended to mean Gap Inc. and its subsidiaries as a group.

YOUR RESPONSIBILITIES

In doing your job, you are responsible for abiding by Gap Inc. policies and all local and national laws in all countries in which the Company does business. You are responsible for knowing and following the laws and policies that relate to your job, including the policies in the Code and all other Company policies, such as Employee Policy guides, Policy and Procedure manuals, employee handbooks, Human Resource manuals, and the Electronic Communication Policy, etc. Violating these policies may result in corrective action up to and including termination of employment, recovery of damages and filing of criminal charges. However, most problems can be easily avoided by simply using good judgment and seeking guidance when questions arise. It is your responsibility to raise questions, make appropriate disclosures and bring potential problems to the Company’s attention.

Questions to Ask Ourselves:

•	Is this the right thing to do?

•	Is this legal?

•	Are you authorized to do this?

•	Is this permitted under our Code of Business Conduct?

•	Would I want to see this reported in the media?

If the answer to any of these questions is NO, you should discuss the situation with your supervisor, the Human Resources department or the Corporate Compliance & Governance department immediately.

Supervisors at the manager level and above are responsible for reviewing the Code with their employees and preventing, detecting and responding to compliance problems by:

•	Leading with integrity;

•	Encouraging employees to raise questions and concerns;

•	Initiating periodic compliance reviews with employees; and

•	Taking prompt and effective action where appropriate.

APPLICABLE LAWS

If the Code or the Company requires you to take an action or prohibits you from taking action that you believe is in violation of a law, or if you believe there is a conflict between the applicable laws of two or more jurisdictions, call the Code Hotline.

The Company acknowledges that there are differences in local laws and practices between countries. In some instances, the Code establishes policies and/or requirements that would not otherwise be required in some countries. In keeping with the Company’s commitment to meet the highest standards of business conduct wherever we do business, all employees must comply with all aspects of the Code, even if it is not required by local laws. Conversely, there may be laws in certain countries which may not specifically apply outside of those countries, and therefore, are not specifically addressed in the Code. Such laws would be addressed in Company documents such as Employee Policy guides, Policy and Procedure manuals, employee handbooks, Human Resource manuals, and the Electronic Communication Policy, etc. You are responsible for knowing and following all such laws and policies that relate to your job.

Throughout this Code, references to “applicable laws” includes any law, rule or regulation applicable to the Company or its employees or directors.

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OBTAINING ADDITIONAL INFORMATION

If you have questions about the policies outlined in the Code or would like additional information, talk to your supervisor or refer to the Open Door Policy. You can also contact the Human Resources department or the Corporate Compliance & Governance department.

REPORTING CODE VIOLATIONS

It is important to report all violations or suspected violations of the Code. Gap Inc. maintains a Code of Business Conduct hotline (“Code Hotline”) that you can use to report suspected violations of the Code. Reports to the Code Hotline may be made anonymously upon request. Confidentiality for those who report will be maintained to the extent possible. Neither your supervisor nor the Company will take any action against you for reporting suspected misconduct in good faith.

To report questions or concerns anonymously, call the Code Hotline.

NO RETALIATION

It is against Company policy for any supervisor or other employee to take any action against another employee or a director, vendor or agent of the Company for reporting or threatening to report a violation of this Code or cooperating in investigations relating to such violations, provided that the person has acted in good faith and with a reasonable belief that the information provided is true. It is also against Company policy to take any action against any employee or a director, vendor or agent of the Company for (1) lawfully providing information or assisting in an investigation of activities which he or she reasonably believes violates applicable law or (2) providing truthful information to the government, a government agency or law enforcement officers relating to the commission of a legal offense.

If you believe that you have been the subject of impermissible retaliation, call the Code Hotline.

POLICY CHANGES

Over time, new policies will need to be written and old ones revised. While we reserve the right to make these changes without notice, we will try to let you know about any changes affecting your employment as soon as possible.

WAIVERS

The provisions of this Code may only be waived by the Company’s Chief Compliance Officer, and, in the case of executive officers, directors, and our Controller, by our Board of Directors or a Board Committee. Any waiver of this Code for an executive officer, director or our Controller will be promptly disclosed as required by law or stock exchange regulation.

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CONFLICTS OF INTEREST

GENERAL

All business decisions should be made solely in the best interests of the Company, not for personal benefit. Therefore, you should avoid any actions that create – or appear to create – conflicts of interest with the Company. Questions about potential conflicts of interest and disclosure of these situations as they arise should be directed to the Corporate Compliance & Governance department or your Human Resources representative.

You may not have an improper financial interest in any supplier, vendor, landlord or competitor of the Company without first getting written approval from the Chief Compliance Officer. An improper financial interest is one that creates or appears to create a conflict of interest with the Company. In addition, employees may not receive any form of compensation from anyone other than the Company for doing their job. For example, employees may not receive compensation for speaking engagements in which they are associated in any way with the Company.

GIFTS AND ENTERTAINMENT

Employees should never give or accept anything of value from anyone, including a current or prospective supplier, vendor, landlord or competitor of the Company (“Third Party”), when doing so might compromise – or appear to compromise – the objectivity of business decisions. Furthermore, in no circumstance should an employee solicit invitations or gifts from any Third Party. Any employee giving to or receiving from any Third Party any amount of money or non-cash gifts valued at U.S. $50 (or equivalent) or more is absolutely prohibited. This includes, for example, trips to a vendor’s facility, gift certificates and tickets to events. Some business units at Gap Inc. have more restrictive rules regarding giving and receiving gifts. You should understand your business unit’s policies prior to accepting or giving any gifts. If someone tries to give you a prohibited gift, tell your supervisor. Then, either return the gift, or write a personal check to the gift giver for the full value of the gift. In certain limited circumstances, with the permission of the Chief Compliance Officer, the Company may donate the gift to a charity on behalf of Gap Inc.

Three narrow exceptions to this rule apply. Generally, business-related entertainment valued at less than U.S. $100 (or equivalent) is allowed. You may also accept holiday gift baskets or flowers within reason, as long as they are shared with your entire department. In addition, certain Third Party-paid trainings or conferences may be appropriate, but only with the prior approval of the Chief Compliance Officer. These exceptions may not apply to certain business units at Gap Inc. with more restrictive rules regarding giving and receiving gifts and entertainment. You should understand your business unit’s policies prior to accepting or giving any gifts or entertainment.

Employees must provide written disclosure to the Chief Compliance Officer for all Third Party gifts or entertainment (not including meals) received in any one-year period if gifts and entertainment total more than U.S. $100 (or equivalent) from a single source or U.S. $250 (or equivalent) overall. Exceptions to this policy require the written approval of the Chief Compliance Officer.

Giving gifts or entertainment to any Third Party, must support the legitimate business interest of Gap Inc., and should be of nominal value, reasonable and appropriate under the circumstances.

If you have a question or need to seek approval, contact the Corporate Compliance & Governance department.

GIFTS AND ENTERTAINMENT EXCEPTIONS

Chinese Communities:

The Company does not encourage the acceptance of “Lai See,” and employees should not under any circumstance solicit for it. However, management respects and understands the Chinese tradition of giving “Lai See” during Chinese New Year as a friendly gesture. Therefore, only on this occasion may employees accept a cash gift in the form of “Lai See” and only for a nominal amount valued up to H.K. $100 (or equivalent).

Japanese Communities:

The Company does not encourage the acceptance of “Ochugen” (Summer Gift) or “Oseibo”(Winter Gift), and employees should not under any circumstance solicit for it. However, management respects and understands the Japanese tradition of giving these gifts as a courtesy gesture. Therefore, only on this occasion may employees accept a non-cash gift in the form of either “Ochugen” or “Oseibo” valued up to 10,000 yen (or equivalent).

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Question: One of my vendors offered me a free trip to a golf event it is sponsoring. Can I accept the trip as long as it doesn’t affect my purchasing decisions?

Answer: No. Accepting a free trip from a vendor is a violation of Company policy.

Question: One of my vendors offered to send me to a conference at no cost to Gap Inc. Can I accept the invitation?

Answer: No. Accepting a free trip from a vendor is a violation of Company policy. If you are interested in attending the conference speak to your manager. Most costs associated with your attendance at the conference must be paid for by your department.

Question: A vendor sent me a U.S. $90 (or equivalent) gold pen as a gift. Can I keep it?

Answer: No. Accepting a gift valued at U.S. $50 (or equivalent) or more from a vendor is a violation of Company policy. You should either return the pen or give the vendor a personal check for the value. If you are unsure of the value, return it. In any event, you should advise the vendor about our policies regarding conflicts of interest.

Question: A vendor offered me two tickets to a professional sporting event that the vendor will not be able to attend. Can I accept them? The vendor did not pay for them.

Answer: Accepting a gift valued at U.S. $50 (or equivalent) or more from a vendor is a violation of Company policy. You may not accept the tickets if the total face value of the tickets received is U.S. $50 (or equivalent) or more, even if the vendor did not pay for them. In that case, you should either decline the tickets or give the vendor a personal check for the face value of the tickets.

Question: A vendor offered tickets to a concert to myself and a co-worker, each valued at U.S. $55 (or equivalent). We plan to meet the vendor’s team at the event. Can we accept them?

Answer: Generally, business-related entertainment valued at less than U.S. $100 (or equivalent) is allowed.

Question: A furniture vendor offered to build a cabinet for me for free at my home. Is this okay?

Answer: No. The Company’s policy on vendor gifts applies at home as well as in the workplace.

DOING BUSINESS WITH SPOUSES, RELATIVES OR FRIENDS

You must obtain the written approval of your Vice President or above, and the Chief Compliance Officer, before doing Company business with parties such as relatives, friends, spouses or life partners. You must always keep the Company’s interests top priority in those interactions. In addition, you may not pressure others into hiring a relative or friend as an employee, supplier, vendor or landlord of the Company.

Question:

Can I hire my friend to coordinate a photo shoot for an in-store event? Three photographers submitted bids for the job, and his is the most competitive.

Answer:

You may hire your friend for the photo shoot as long as the decision is not in any way influenced by your relationship with him. However, you must first get written approval from your Vice President and the Chief Compliance Officer.

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FRATERNIZATION

While we recognize and respect the rights of employees to associate freely and to pursue personal relationships with those they encounter in the work environment, employees must use good judgment in ensuring that those relationships do not negatively impact their job performance, their ability to supervise others or the work environment.

Any workplace conduct arising from a romantic relationship, intimate relationship, family relationship or friendship between employees may be improper if the conduct creates an uncomfortable work environment for others. Favoritism, open displays of affection, and making business decisions based on emotions or friendships rather than on the best interests of the Company are examples of inappropriate conduct. Employees who find themselves in an intimate relationship or friendship should use tact, good judgment and sensitivity.

Employees in a reporting relationship with someone that they are consensually dating, romantically involved with, living with or related to must inform the next level of management or Human Resources. We will work with both individuals to try to separate their employment responsibilities from their personal relationship in order to protect the interests of both employees and others and to avoid any conflict of interest.

OUTSIDE EMPLOYMENT

Except as described below, employees may not work for or receive compensation for personal services from any supplier, vendor, landlord or competitor of the Company, or any business entity that does or seeks to do business with the Company.

Employees must get the approval of their supervisor and Human Resources before accepting another job elsewhere and must also get the written approval of the Chief Compliance Officer before working for any supplier, vendor or landlord of the Company. If you need to seek an approval, contact the Corporate Compliance & Governance department.

OUTSIDE SERVICE AS A DIRECTOR OR OFFICER

Employees must obtain approval from the Chief Executive Officer and Chief Compliance Officer before serving on the board of directors or as an officer of another for-profit company. No employee may serve on the board of directors or as an officer of a Gap Inc. competitor, potential competitor or a company with a significant competitive line of products offered by Gap Inc. Employees are encouraged to serve as a director, trustee or officer of a non-profit organization in their individual capacity and on their own time, but they must get prior permission from the Chief Compliance Officer to do so as a representative of the Company. If you need to seek an approval, contact the Corporate Compliance & Governance department.

LEGAL COMPLIANCE

Gap Inc. employees and directors are required to comply with all applicable laws where we do business. Any instance of non-compliance with applicable law(s) may subject the employee to corrective action up to and including termination of employment, recovery of damages and filing of criminal charges.

ZERO MEANS ZERO: NO DISCRIMINATION OR HARASSMENT

Gap Inc. has zero tolerance for discrimination or harassment. All employment decisions are to be made without regard to race, color, age, gender, sexual orientation, religion, marital status, pregnancy, national origin/ancestry, citizenship, physical/mental disability, military status or any other basis prohibited by law, including but not limited to family status in Canada. This policy applies to our directors, employees, applicants, customers and business partners (including independent contractors, vendors and suppliers).

For purposes of this policy, harassment includes slurs and any other offensive remarks, jokes and other verbal, non-verbal, graphic, electronic or physical conduct that could create an intimidating, hostile or offensive work environment.

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In addition to the above, “sexual harassment” includes unwelcome sexual advances, requests for sexual favors, and other visual, verbal, electronic, or physical conduct of a sexual nature. This definition includes many forms of offensive behavior including the following:

•	Unwanted sexual advances or propositions;

•	Offering employment benefits in exchange for sexual favors;

•	Making or threatening reprisals after a negative response to sexual advances;

•	Visual conduct: leering, making sexual gestures, displaying of sexually suggestive objects or pictures, cartoons or posters, electronic display or dissemination of such material;

•	Verbal conduct: making or using derogatory comments, epithets, slurs and jokes;

•	Verbal abuse of a sexual nature, graphic verbal commentaries about a person’s body, sexually degrading words used to describe a person, suggestive or obscene letters, notes or invitations; and

•	Physical conduct: touching, assault, impeding or blocking movements.

COMPLAINT PROCEDURES

Gap Inc. will promptly and thoroughly investigate all complaints of discrimination or harassment. Employees are expected to cooperate fully in any such investigation. Failure to do so may result in discipline up to and including termination. Moreover, neither your supervisor nor the Company will take any action against you for making a complaint of discrimination or harassment or for cooperating in any such investigation.

If any employee is determined to have violated the Zero means Zero policy, Gap Inc. will take appropriate corrective action up to and including termination. The complainant will be informed that appropriate actions have been taken.

We cannot help resolve a discrimination, harassment or retaliation problem unless we know about it. Therefore, it is every employee’s responsibility to bring those types of issues to management’s or Human Resources’ attention so that the appropriate steps can be taken to resolve the issue. If you feel you have been subject to discrimination, harassment or retaliation, or that you have witnessed it in the workplace, please report it promptly to the Code Hotline.

ACCOMMODATIONS FOR DISABILITIES

It is Gap Inc. policy to regard all people, with or without disabilities, as individuals – to look at each person’s skills and abilities. The Company will provide a reasonable accommodation to a qualified employee who has a physical and/or mental disability. If you believe you need an accommodation, contact your supervisor or your Human Resources representative.

WORKPLACE VIOLENCE

Gap Inc. has zero tolerance for workplace violence. Consistent with this policy, acts or threats of physical violence, including intimidation, harassment and/or coercion that involve or affect the Company or its employees will not be tolerated. Acts or threats of violence include conduct that is sufficiently severe, offensive, or intimidating to alter the employment conditions at Gap Inc. to create a hostile, abusive, or intimidating work environment for one or several Gap Inc. employees.

WORK SCHEDULES AND TIME RECORDS

All time worked by non-exempt employees—whether scheduled or unscheduled, overtime or straight time, authorized or unauthorized—must always be recorded exactly as it occurred. Your supervisor will show you the procedure for recording time worked. Under no circumstances may you allow a fellow worker to complete your time records for you. You must keep record of time worked as required by law or policy in your country. You should also note all time that you don’t work but for which you are still paid, and have your supervisor verify the time. If for any reason an entry must be changed, your supervisor must make the change, and you must initial it.

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Non-exempt employees may not:

•	Fail to record hours for work performed at home;

•	Move hours from one day to another on a time record so as not to reflect overtime;

•	Inaccurately record time worked; or

•	Remove correctly recorded hours from a time record.

All workers must be properly categorized (as exempt or non-exempt and as employee or independent contractor) under all employment and tax laws. In addition, you must comply with all laws regarding the employment of minors. Employees must be given appropriate meal and rest breaks as required in the Employee Policy Guide.

ALCOHOL AND DRUGS

Employees may not use, sell, possess, purchase or transfer illegal drugs on Company premises, in Company vehicles or during work hours. Alcohol consumption during work hours or on Company premises is prohibited. The only exception is that alcohol may be consumed by people of legal drinking age at Company-sponsored functions that are approved by a Senior Vice President or above.

Employees also must not be under the influence of illegal drugs or alcohol during work hours, regardless of when the drugs or alcohol were consumed. It is also a violation of this policy to sell, transfer or distribute personal prescription drugs on Company premises, in Company vehicles or during work hours.

COMPLAINTS TO GOVERNMENT AGENCIES

Occasionally, an applicant, customer, or current or former employee may file—or threaten to file—a complaint against the Company with the government. If you are notified about such a complaint, immediately call the Code Hotline. Neither your supervisor nor the Company are permitted to take any action against you for either making or reporting such a complaint.

GOVERNMENT PROCEEDINGS AND REQUESTS FOR INFORMATION

It is Company policy to cooperate with appropriate government requests or investigations. If you are asked to provide information (either written or verbally) for a government investigation, or if a government representative appears at your workplace, notify the Human Resources department or Legal department. All information provided should be truthful and accurate and must not obstruct, influence or impede the request for information. Employees should not alter, falsify, mutilate, cover up, dispose of, or destroy any documents or records related to a government request or investigation or legal proceeding.

INTERNATIONAL TRADE REGULATIONS

Employees involved with importing or exporting goods among various countries must be knowledgeable about and comply with relevant legal requirements. Employees who have questions about such requirements or other international trade issues are responsible for consulting with the Legal department to prevent committing any potentially unlawful acts.

ANTI-BOYCOTT POLICY

By law, Gap Inc. employees and agents may not support or cooperate with an unsanctioned boycott of another country that is “friendly” to the United States. The Company must report to the U.S. government any information (about which it has knowledge) or any request to support a boycott. A company could make such a request in a bid invitation, purchase contract, letter of credit or verbally. If you learn of a boycott of another country that is “friendly” to the United States, call the Legal department.

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BRIBES AND IMPROPER PAYMENTS

Employees or agents of the Company should never directly or indirectly offer, promise to pay or authorize the payment of money, products, services or anything of value to any government official or agent in any country in order to influence acts or decisions of government officials, to receive special treatment for the Company or for personal gain. While certain minor payments to certain non-U.S. government officials made to expedite or secure the performance of certain routine governmental actions may not violate the law, you must consult with the Legal department prior to making or authorizing any payment of this type. All Gap Inc. employees worldwide must abide by the United States Foreign Corrupt Practices Act in addition to local laws. Employees working with government officials should request further guidance from the Legal department.

ANTITRUST LAWS AND SELLING PRACTICES

Gap Inc. employees are required to comply with the antitrust and competition laws of the many countries where we do business. In general, Gap Inc. employees must avoid agreements, understandings or plans with competitors that limit or restrict competition, including price fixing and allocation of markets.

FAIR DEALING

You should always deal fairly with the Company’s customers, suppliers, vendors, competitors and employees. You should not take unfair advantage of anyone through manipulation, concealment, abuse of confidential information, falsification, misrepresentation of material facts or any other intentional unfair dealing practice. This fair dealing provision does not alter existing legal relationships between the Company and its employees, including any at-will employment arrangements.

PRODUCT INTEGRITY

We take pride in providing high quality products. In addition to meeting the Company’s internal quality standards, our products must be produced, tested, packaged and labeled in full compliance with applicable laws and Company policies.

RESPECTING INTELLECTUAL PROPERTY RIGHTS

As we expect others to recognize the legal rights we have in our brands and designs, we respect the legal rights others have in their brands, designs, software, articles and other legally protected materials. You should never make unauthorized copies of material from copyrighted books, magazines, newspapers, videotapes or computer programs. While you may generally make a copy for your own business use, making multiple copies without permission violates copyright laws.

THE ENVIRONMENT

Gap Inc. is committed to minimizing the negative impact of our business activities on the environment. All employees are responsible for complying with applicable environmental laws and Company policies.

HEALTH AND SAFETY

All Company activities must fully comply with applicable laws and policies relating to health and safety. You are responsible for knowing the laws and policies that relate to your job. In addition, you must insist that vendors comply with applicable health and safety regulations, and that merchandise vendors follow the guidelines outlined in the Company’s Code of Vendor Conduct. For more information regarding vendor health and safety issues, call the Risk Management department at (800) 333-7899, x77300.

Question:

Can I tip a local government office worker for agreeing to process paperwork more quickly?

Answer:

No. You may not tip any government worker in any country. Any exceptions must be approved in advance by the Legal department.

Question:

Several people in my department need to use a certain software program, but we have only one copy. Is it okay to copy the program onto each of our computers?

Answer:

No. Unless the license agreement specifies otherwise, a separate copy of the program must be purchased for each computer.

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COMPANY INFORMATION AND ASSETS

CONFIDENTIALITY

As a Gap Inc. employee or director, you may have access to information about our Company that people outside the Company never see. Information relating to Gap Inc.’s business or strategy is strictly confidential. You must not give confidential information to anyone, internally or outside the Company, unless specifically authorized to do so.

Confidential information includes information that is not generally known to the public and is used by the Company in its business. Some examples of confidential information include personal employee information (for example, personal health information, salary or performance history), unannounced product information or designs, financial information, organizational charts and information in company telephone directories. You can find other examples in the confidentiality acknowledgement all employees are required to sign upon hire.

Confidential information should be used only as necessary to do your job, and never for your own benefit. You are responsible for the safekeeping of any confidential information, whether verbal, written or electronic, and for limiting access to those who have a need to know in order to do their jobs. That means you should avoid discussing confidential information in common areas in our buildings or in elevators, restaurants, airplanes, taxicabs or other public areas.

In addition, you must make sure that all third parties who will receive confidential or proprietary Gap Inc. information agree to abide by this policy and enter into a non-disclosure agreement or contract first. If you leave Gap Inc., all confidential information and materials (manuals, documents, software, etc.) must be returned on or before your last day of employment. The obligation to preserve confidential information continues even after employment ends. You may not divulge or use confidential information (or documents containing confidential information) that you may have learned about or received during your employment. In addition to protecting the Company’s confidential information, you should respect the confidential information of others. For example, you should never take or use confidential or proprietary information or materials from a previous employer.

CONFIDENTIALITY OF PERSONAL DATA

Gap Inc. respects and values its employees’ and customers’ privacy, and we expect our employees to do the same. As a Gap Inc. employee, it is your responsibility to respect the privacy of fellow employees and our customers. You should use and maintain personal data with care and respect, while guarding against inappropriate access and disclosure. You should not use any personal data for personal benefit or in any other inappropriate way.

INSIDER TRADING

As a Gap Inc. employee or director, you are not allowed to trade securities or to tip others to trade securities of Gap Inc. or other companies when you are aware of material information that has not been made available to the public. Material information is any information that could be considered important by a person in deciding whether to trade in a company’s stock. Examples include: information relating to sales, inventory, margins, earnings, significant proposed acquisitions, planned stock splits, proposed changes in dividends and other information that has the potential to affect the stock price of Gap Inc. or another company. As a general rule, if the information makes you think of buying or selling the stock of Gap Inc. or another company, it probably would have the same effect on others and probably is material information.

Once material information has been fully disclosed to the public, you may trade in the Company’s stock. Full public disclosure generally means a widely distributed press release followed by publication in the print media and three or more days for distribution and interpretation of the information. If you are unsure whether information is material or has been released to the public, call Stock Administration in the Legal department to confirm before trading.

Question:

How can I be sure that documents I throw away stay confidential?

Answer:

When you dispose of confidential documents, use a locked disposal bin or shredder, if available. Do not use regular recycling bins for these materials. If you work in a store, dispose of confidential documents in a manner appropriate for your location. Ask your supervisor for guidance. See also “Accuracy of Company Records and Integrity in Reports and Communications” below with respect to document retention requirements.

Question:

I received a call recently from a local charity asking for a list of key Gap Inc. vendors. May I share this information?

Answer:

No. Sharing information about Gap Inc. vendors and business transactions would violate Company policy.

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Trading on inside information can have severe consequences. The United States Securities and Exchange Commission and similar agencies are authorized to bring a civil lawsuit against anyone who trades on inside information (or who provides another person with inside information) and also against the Company. Insider trading is also a crime subject to criminal penalties, including jail terms.

MEDIA INQUIRIES

You must not speak to reporters on behalf of the Company. Individuals who talk directly to reporters without going through the proper channels risk providing incorrect information or revealing proprietary strategies. Please direct members of the media with inquiries to the Corporate Communications Media Hotline at (800) 333-7899, x75900 (within the U.S.) or (650) 952-4400, x75900 (outside the U.S.).

ACCURACY OF COMPANY RECORDS AND INTEGRITY IN REPORTS AND COMMUNICATIONS

Accurate records are essential to the successful operation of Gap Inc. Employees are responsible for ensuring the accuracy of all Company records, information, and accounts. For example, claims on an expense report or time record, payments and other transactions must be correctly recorded and accounted for, and properly authorized in accordance with Company policies.

All business records should be clear, truthful and accurate. Keep in mind that business records and communications may become subject to public disclosure through government investigations, litigation or the media. Business records are Company assets and must be retained or destroyed in compliance with the applicable records retention schedules in the Company’s Records Management Policy. In accordance with that policy, in the event of litigation or a government investigation, relevant records must be retained and preserved. You can find the Records Management Policy on GapWeb or contact Records Management in the Legal department.

As a public company, Gap Inc. is required to file periodic reports and make certain public communications. Employees must act to ensure full, fair, accurate, timely, and understandable disclosure and reporting of Company information, including the Company’s financial results and financial condition. All employees must comply with Company policies, procedures and controls. Accounting and financial reporting of actual transactions and forecasts must follow the Company’s accounting policies as well as all applicable generally accepted accounting principles and laws.

If you have any concerns about the Company’s financial controls, accounting, financial reporting or auditing, call the Code Hotline.

NO IMPROPER INFLUENCE ON AUDITS

You are expected to cooperate fully with our internal and external auditors. You must not directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence any public accountant engaged in the performance of an audit or review of Gap Inc.’s financial statements.

Question:

A senior director mentioned in a meeting (inadvertently or intentionally) that Gap Inc. is expected to post a loss for the quarter. Can I share this news with my friends? Can I trade in Gap Inc. stock?

Answer:

No. The information you overheard is considered “material.” The senior director should not have shared this information with you unless you needed the information to do your job. If known by you, your friends or others when buying or selling Gap Inc. stock before public disclosure of the information, that would be in violation of U.S. laws.

Question:

One of our external auditors has asked me a question at a time when I am very busy. I am 80% sure of the answer but to be completely sure will take some additional research. If I give them this answer without qualifying it I think they will be satisfied and move on, allowing me to get back to my work. Can I just tell them what I think the answer is, or should I tell them what I think the answer is but let them know I am only 80% sure?

Answer:

To cooperate fully with our external auditors, you should tell them that you are only 80% sure of the answer and perform the additional research if required. In other words, you should give thorough and complete answers to all questions.

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COMMERCIAL TRANSACTIONS

The Company has a procurement policy that applies to all non-merchandise vendor relationships, for example, purchasing furniture, licensing software, or hiring service providers, including consultants. The policy sets forth specific guidelines for establishing a vendor relationship. The policy also establishes signing or “approval levels” when entering into a contract. The Company does not enter into letters of understanding or intent or “handshake” deals, except in rare circumstances and only with the approval of the Legal department. You can find more information on the HQ Procurement Guide on GapWeb or by calling your local Finance office.

PROTECTING THE BRAND

As Gap Inc. employees, we have a responsibility to protect all Company assets from loss, damage, misuse or theft. This includes cash, inventory, computers, equipment, supplies and intangible assets such as our brands, trademarks and reputation.

Our trademarks are valuable assets, and all employees and business partners should help protect them. As our Company becomes better known worldwide, we encounter increasing problems with counterfeit merchandise and “pirates” who try to sell merchandise under our trademarks. Our vendors are also prohibited from selling or otherwise improperly distributing any merchandise bearing our trademarks for example, Gap, GapKids, BabyGap, GapBody, Gap Outlet, GapMaternity, Banana Republic, Old Navy Maternity or Old Navy), called “sell-off” merchandise, to any third parties.

If you find sell-off or counterfeit merchandise—bearing any portion of any of our trademarks on labels, hang tags, price tags, pocket flashers, other packaging, or screened or embroidered onto the merchandise—in a location other than one of our stores or a store in our International Sales Program, note the name of the store, its location and size, and the volume of sell-off or counterfeit merchandise being sold, and email the Legal department at trademarks@gap.com. If you see large volume sales of such merchandise in a location that would be difficult for someone to return to, buy a sample of each type of merchandise (for example, a shirt or a pair of jeans) and estimate the quantity being offered for sale. (You can be reimbursed for these purchases.) If there are signs or advertisements, take photographs, if possible, and collect business cards or promotional material.

Also report any stores operating under different names that copy the look and feel of our stores, or use labels or advertisements with our distinctive lettering or advertising styles. If you see anything that you believe might be a trademark violation, email the Legal department at trademarks@gap.com.

The Gap, Banana Republic and Old Navy trademarks are owned by Gap Inc. and its subsidiaries, Gap (Apparel) LLC, Banana Republic (Apparel) LLC, Old Navy (Apparel) LLC, Gap (ITM) Inc., Banana Republic (ITM) Inc., and Old Navy (ITM) Inc.

COMPANY PROPERTY

Gap Inc. property (for example, merchandise, samples, supplies and equipment) should be used only for business purposes and not for personal use. Taking or using Company property of any value for personal purposes without appropriate permission from the Company is stealing. Gap Inc. property may never be used for illegal purposes. You are prohibited from doing anything that involves fraud, theft, embezzlement or misappropriation of Company property. If you suspect that activities in a store, distribution center, or other facility are resulting in financial losses to the Company (for example, stealing), call the Code Hotline.

Question:

Is it okay to take home samples or defective merchandise?

Answer:

No. Taking any Company property, including samples or defective merchandise for personal use is prohibited.

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POLITICAL CONTRIBUTIONS AND ACTIVITIES

COMPANY CONTRIBUTIONS

While Gap Inc. encourages employees and directors to get involved in issues of importance to our business and community, political activity is strictly regulated by the laws of the United States and other countries. As a result, it is important to use careful judgment in your political participation. All contributions to political candidates or causes made on behalf of the Company must first be approved by Government Affairs. In addition, all contributions from Gap Inc.’s Political Action Committee (PAC) must be approved by the PAC’s treasurer. For more information, contact Government Affairs in the Legal department.

PERSONAL CONTRIBUTIONS

You are free to participate in personal political activities as you see fit. In doing so, however, you should make it clear that you are acting in your individual capacity and not on behalf of the Company.

LOBBYING

Lobbying is strictly governed by the laws of the United States and other countries. Lobbying is generally defined as contact with elected officials regarding legislative or regulatory issues impacting the Company. While the specific rules vary widely, the trend has been toward expanding significantly the definition of who is a lobbyist, who must register as a lobbyist, and what constitutes lobbying. In short, the Company is required by law to disclose lobbying-related information in great detail.

You should contact Government Affairs in the Legal department in advance of any planned lobbying activities on behalf of the Company. Further, Government Affairs must be consulted prior to contracting with any external lobbyist or lobbying firm.

Question:

Can I make a personal contribution to a political party or candidate?

Answer:

Yes, within the limits of the law. Gap Inc.’s policy restricts only political contributions made on behalf of the Company.

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